Exhibit 99.1

Emeren Group Announces Notice of Extraordinary General Meeting

September 2, 2025

NORWALK, Conn., Sept. 2, 2025 /PRNewswire/ -- Emeren Group Ltd ("Emeren" or the "Company") (www.emeren.com) (NYSE: SOL), a leading global solar and storage project developer, owner, and operator, today announced that its extraordinary general meeting (the "EGM") will be held at 2301 Sugar Bush Road, Suite 510, Raleigh, NC 27612, U.S. at 10:00 a.m. Eastern Standard Time on October 21, 2025. The record date for determination of shareholders entitled to vote at the meeting is September 15, 2025.

Shareholders will also be able to participate (but not vote) via live audio webcast in the EGM. To attend, please click the link below to access the webcast meeting:

Webcast Link: Here
Meeting ID: 288 224 241 391 8
Passcode: aG77CU3f

Copies of the notice of the EGM, proxy form, poll card and annual report will be available on Emeren's investor relations website at https://ir.emeren.com/2025-egm-summary/.

EGM Resolutions

The following resolutions to be proposed at the EGM will require a simple majority of the votes cast by the shareholders present in person or by proxy:

1. To approve the filing of the Agreement and Plan of Merger dated June 18, 2025, as amended by an amendment agreement dated September 2, 2025 (the "Merger Agreement"), by and among Shurya Vitra Ltd. ("Parent"), Emeren Holdings Ltd. ("Merger Sub") and the Company, the articles of merger and the plan of merger with the Registrar of Corporate Affairs of the British Virgin Islands in order to give effect to the merger of Merger Sub with and into the Company (the "Merger"), with the Company continuing as the surviving company as a wholly owned subsidiary of Parent, and to approve any and all transactions contemplated by the Merger Agreement.

2. To vote on a non-binding advisory basis to approve the compensation that may be paid or become payable to our named executive officers that is based on or otherwise relates to the Merger.

3. To vote on, if necessary or appropriate, the adjournment of the EGM, in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the EGM to pass the foregoing resolutions.

The date of the EGM is subject to postponement depending on the U.S. Securities and Exchange Commission's review of the transaction statement on Schedule 13E-3 and the preliminary proxy statement filed on September 2, 2025. In the event of any postponement, the Company will provide notice of the EGM in accordance with relevant laws and regulations and the Company's memorandum and articles of association.

About Emeren Group Ltd

Emeren Group Ltd (NYSE: SOL), a renewable energy leader, showcases a comprehensive portfolio of solar and storage projects and Independent Power Producer (IPP) assets, complemented by a significant global Battery Energy Storage System (BESS) capacity. Specializing in the entire solar project lifecycle — from development through construction to financing — we excel by leveraging local talent in each market, ensuring our sustainable energy solutions are at the forefront of efficiency and impact. Our commitment to enhancing solar power and energy storage underlines our dedication to innovation, excellence, and environmental responsibility. For more information, go to www.emeren.com.

For investor and media inquiries, please contact:

Emeren Group Ltd - Investor Relations
ir@emeren.com